Exhibit 99.2

 TWYNEO® PHASE 3 RESULTS

 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “future,” “outlook,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this presentation relate to, among other things, statements regarding the commencement of our planned bioequivalence study for a generic product candidate, our expected date to report top-line data from our pivotal Phase III clinical program for Twyneo®, our anticipated NDA submission dates for Epsolay® and Twyneo®, and estimated sales of our product candidates. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statement, including but not limited to the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing, and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing, and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state, and local government regulation in the United States, Europe, or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 21, 2019, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this presentation. While we may elect to update such forward-looking statements at some point in the future, unless required by applicable law, we disclaim any obligation to do so, even if subsequent events cause our views to change. Thus, one should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation. This presentation contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.  Cautionary Note on Forward-looking statements

ACNE VULGARIS

Multifactorial disease requiring powerful combination treatments

What is acne vulgaris?	A multifactorial disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation, and inflammation
How is it treated?	Topical BPO, retinoids, antibiotics, and their combinations; isotretinoin and antibiotics are mainstays of systemic therapy
What are the current treatment shortfalls?	Insufficient efficacy negatively affects self-esteem; contributes to antibiotic resistance; systemic side effects
Our solution: TWYNEO® E-BPO + E-ATRA Cream	Encapsulation allows combining 2 highly effective APIs, BPO and ATRA, that have complementary mechanisms of action Encapsulation may reduce the irritation of both BPO and ATRA Potential to be more effective than existing topical treatments



Twyneo® Phase 3 Results | January 2020

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TWYNEO® STUDY DESIGN

Two Phase 3, Double-blind, Randomized, Vehicle-controlled Studies


Inclusion criteria
Age ≥9 years
≥20 to ≤100 Inflammatory lesions
≥30 to ≤150 Non-inflammatory lesions
IGA grade 3 (Moderate) or grade 4 (Severe)
Cysts/nodules ≤2
Randomization
2:1
QD, Self-applied
63 Total Sites
Study 65-04: 424
Study 65-05: 434
Twyneo® cream
(3% E-BPO, 0.1% E-ATRA)
12 weeks of treatment
Vehicle cream
Baseline
2
4
8
12
Weeks

Co-Primary Endpoints

- Proportion of subjects with an assessment of clear or almost clear and with at least a 2-grade improvement in IGA from baseline at Week 12
- Absolute change in inflammatory lesion counts from baseline at Week 12
- Absolute change in non-inflammatory lesion counts from baseline at Week 12

Safety Endpoints

- Cutaneous safety assessment, local tolerability assessment, adverse event reporting

E-ATRA=microencapsulated tretinoin; E-BPO=microencapsulated benzoyl peroxide; IGA=Investigator's Global Assessment; QD=once daily;

Twyneo® Phase 3 Results | January 2020
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Study 65-04    Study 65-05    Number of sites  32    31      Twyneo®(n=281)  Vehicle (n=143)   Twyneo®(n=290)  Vehicle (n=144)   Age, yearsMean (SD)Median (range)  20.9 (8.48)18.0 (11-67)  21.4 (8.62)18.0 (10-57)  20.1 (6.96)18.0 (10-51)  20.3 (6.67)18.5 (9-42)  Sex, n (%)MaleFemale  106 (37.7%)175 (62.3%)  60 (42.0%)83 (58.0%)  117 (40.3%)173 (59.7%)  67 (46.5%)77 (53.5%)  Ethnicity, n (%)Hispanic/LatinoNot Hispanic or LatinoUnknown/Not Reported  102 (36.3%)178 (63.3%)1 (0.4%)  44 (30.8%)98 (68.5%)1 (0.7%)  85 (29.3%)204 (70.3%)1 (0.3%)  56 (38.9%)87 (60.4%)1 (0.7%)   IGA severity Moderate Severe  251 (89.3%)30 (10.7%)  132 (92.3%)11 (7.7%)  262 (90.3%)28 (9.7%)  133 (93.0%)10 (7.0%)  Inflammatory lesion countMean (SD)Median (range)  33.5 (14.62)28.0 (20-92)  33.5 (14.69)28.0 (20-90)  28.2 (8.70)25.0 (20-62)  27.5 (8.52)25 (20-75)  Non-inflammatory lesion countMean (SD)Median (range)  48.6 (20.24)42.0 (30-148)  47.1 (19.97)41.0 (30-140)  44.6 (18.03)39.0 (23-149)  44.9 (18.82)38.0 (30-123)  Well-balanced studies at Baseline (ITT)

 Low discontinuation rate across studies    Study 65-04    Study 65-05      Twyneo®(n=281)  Vehicle (n=143)  Twyneo®(n=290)  Vehicle (n=144)  Randomized Subjects          Discontinued  32  12  48  12  Adverse events  4 (1.4%)  0  12 (4.1%)  0  Lost to follow-up  10 (3.6%)  7 (4.9%)  15 (5.2%)  7 (4.9%)  Lack of efficacy  0  0  0  0  Pregnancy  1 (0.4%)  0  1 (0.3%)  0   Protocol violation  2 (0.7%)  0  0  0   Withdrawal by parent/guardian  4 (1.4%)  1 (0.7%)  4 (1.4%)  0   Withdrawal by patient  9 (3.2%)  4 (2.8%)  14 (4.8%)  5 (3.5%)  Physician decision  1 (0.4%)  0  1 (0.3%)  0  Condition worsened  0  0  0  0  Other   1 (0.4%)  0   1 (0.3%)  0  Completed  249 (88.6%)  131 (91.6%)  242 (83.4%)   132 (91.7%)

 Co-primary endpoint (itt)  IGA Treatment Success at Week 12  Percent of subjects achieving IGA success at Week 12  P<0.001  Study 65-04  Vehicle(n=143)  Vehicle  P=0.017  Study 65-05  (n=290)  (n=144)  (n=281)

 Co-primary endpoint (itt)  Absolute Mean Change From Baseline in Inflammatory Lesions at Week 12  P<0.001  P=0.018  Study 65-04  Study 65-05  Mean reduction in inflammatory lesion count from baseline at Week 12  Vehicle(n=143)  (n=281)  (n=290)  Vehicle(n=144)

 Co-primary endpoint (itt)  Absolute Mean Change From Baseline in Non-Inflammatory Lesions at Week 12  Mean reduction in non-inflammatory lesion count from baseline at Week 12  Study 65-04  Study 65-05  P<0.001  P<0.001  Vehicle(n=143)  Vehicle(n=144)  Twyneo®(n=281)  Twyneo®(n=290)

 SUCCESS IN IGA IN RECENT ACNE TRIALS*  Trials With Highest Difference in IGA Between the Active Arm and the Vehicle Arm   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  Percent of subjects achieving IGA success at Week 12 normalized to vehicle    Twyneo®  Winlevi®  Seysara®

 SUCCESS IN IGA IN MODERATE Subjects*  Trials With Highest Difference in IGA Between the Active Arm and the Vehicle ArmModerate Subjects at Baseline Only  Percent of subjects achieving IGA success at Week 12 normalized to vehicle    Twyneo®   *Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study

 Twyneo®(n=281)  Supportive efficacy analysis*(itt)  IGA Treatment Success Over Time  Percent of subjects achieving IGA success  Week  Week  Study 65-04  Study 65-05    *Percent of subjects with an assessment of clear or almost clear and with at least a 2-grade improvement in IGA from baseline, at Weeks 2, 4 and 8  Vehicle(n=143)  Twyneo®(n=290)  Vehicle(n=144)

 Supportive efficacy analysis* (itt)  Mean Reduction in Non-Inflammatory Lesion Count Over Time  Mean change from baseline in non-inflammatory lesion count  Study 65-04  Study 65-05  Week  Week  Mean change from baseline in inflammatory lesion count  Study 65-04  Study 65-05  Week  Week  Mean Reduction in Inflammatory Lesion Count Over Time  *Mean change from baseline in inflammatory and non-inflammatory lesion counts from baseline to Week 2  Twyneo®  Twyneo®

 Safety & tolerability  Nearly all AEs were mild or moderate in severityTotal of 18 subjects discontinued from Studies 65-04 and 65-05 due to a TEAE: 18 (2%) in Twyneo® and 0 in vehicle No treatment-related SAEs were identified in either study2 subjects reported SAEs in Study 65-05; (1) Twyneo® subject reported depression        Study 65-04    Study 65-05    Most frequent non-cutaneous TEAEs (≥1% in any treatment arm), n (%)  Twyneo®  Vehicle   Twyneo®  Vehicle   Safety population  n=274  n=139  n=281  n=138  Upper respiratory tract infection  6 (2.2%)  3 (2.2%)  1 (0.4%)  2 (1.4%)  Headache  3 (1.1%)  1 (0.7%)  1 (0.4%)  0  Nasopharyngitis  1 (0.4%)  0  4 (1.4%)  0  Attention deficithyperactivity disorder  0  2 (1.4%)  0  0  Viral upper respiratorytract infection  0  0  1 (0.4%)  2 (1.4%)  SAE=serious adverse event; TEAE=treatment-emergent adverse event

 Local Skin Tolerability assessment* at week 12  *Safety population  Study 65-04  Study 65-05

 Local skin tolerability assessments over time   Safety population for Study 65-04 (n=274). Safety population for Study 65-04 (n=281). BL=baseline; 12W=12 weeks   Erythema Scaling Pigmentation Dryness Itching Burning Stinging   Percent of subjects  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  BL 12W  Study 65-05  Study 65-04  BL 12W  BL 12W  BL 12W

 Twyneo® phase 3 results  Successfully met all primary efficacy endpoints demonstrating statistically significant improvements over vehicleNo treatment-related seriousadverse events Well-tolerated, with results similarto vehicle at 12 weeks

 Introducing Hilary baldwin, MD  Past President of the American Acne and Rosacea Society, Clinical Associate Professor of Dermatology at Rutgers Robert Wood Johnson School of Medicine, and Director of the Acne Treatment and Research Center.

 TWYNEO® IGA treatment success and significantreduction in Inflammatory Lesion Count   TEAE definition:   Subject: 417-004. Age: 19 years old. Gender: Male. Race: Hispanic  or Latino, white  Week 12  Baseline

 TEAE definition:   Subject: 518-010. Age: 18 years old. Gender: Female. Race: Hispanic  or Latino, white  Week 12  Baseline  TWYNEO® IGA treatment success and significantreduction in Inflammatory Lesion Count

 TEAE definition:   Subject: 507-003. Age: 18 years old. Gender: Female. Race: Hispanic  or Latino, white  TWYNEO® Per-Protocol “Failure” in IGA and Success in Inflammatory Lesion Count Reduction   Week 12  Baseline

 TWYNEO® Per-Protocol “Failure” in IGA and Success in Inflammatory Lesion Count Reduction  TEAE definition:   Subject: 501-015. Age: 16 years old. Gender: Male. Race: Hispanic  or Latino, white  Week 12  Baseline

 Questions